Exhibit 99.1

Decent Holding Reports Approximately $3 Million in Senior Care Service-Related Cash Collections Since September 2026

Suncare’s expanding elderly care platform records approximately $3 million in cash collections associated with service-related commissions

YANTAI, China, October 20, 2026 (GLOBE NEWSWIRE) — Decent Holding Inc. (NASDAQ: DXST) (“Decent” or the “Company”) today announced that its senior care business, operated through Suncare (Shanghai) Health Technology Co., Ltd. (“Suncare”), has recorded approximately US$3 million in cash collections associated with service-related commissions since September 2026. The amount is based on the Company’s internal financial records and a reconciliation of relevant bank transaction records for the period.

According to the Company’s internal records, these collections relate to service-related activities conducted through Suncare’s senior care platform. The Company believes these collections represent a meaningful commercial milestone in the development of its senior care business and demonstrate the potential of its expanding service network to generate additional revenue streams.

Building on Previously Reported Financial Performance

For the fiscal year ended October 31, 2025, Decent reported total revenue of approximately US$12.9 million and gross profit of approximately US$3.4 million.

For the six months ended April 30, 2026, the Company’s digital health and wellness business generated approximately US$3.5 million in training revenue, with a gross margin of approximately 75.1%.

Commercial Progress in Senior Care Services

The approximately US$3 million in cash collections associated with service-related commissions since September 2026 reflects commercial activity within Suncare’s senior care operations.

The amounts disclosed represent cash collections based on the Company’s internal financial records and are subject to the Company’s customary financial closing procedures and applicable revenue recognition requirements under U.S. GAAP.

Advancing Commercialization of the Senior Care Platform

Suncare is developing an AI-enabled, community-based senior health and care platform designed to connect older adults with health education, wellness programs, daily-living assistance and other community services.

The Company intends to leverage its expanding network of operating centers, customer relationships and digital platform capabilities to develop multiple revenue streams, including service-related commissions, training, subscriptions and technology-enabled care solutions.

These recent cash collections reflect commercial activity across the Company’s senior care operations and support its strategy of developing service-based business opportunities alongside its continued investment in AI-enabled senior care technologies.

Focus on Sustainable Business Development

Decent believes that the development of service-based business activities supported by actual cash collections represents an important step toward building a more diversified business model.

The Company plans to continue expanding its senior care service offerings while evaluating opportunities to enhance operating efficiency, create recurring revenue and strengthen long-term financial performance.

About Decent Holding Inc.

Decent Holding Inc. (NASDAQ: DXST) specializes in the provision of wastewater treatment by cleansing industrial wastewater, ecological river restoration and river ecosystem management by enhancing water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through the Company’s operating subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. In addition, through its operating subsidiary Suncare (Shanghai) Health Technology Co., Ltd., the Company operates an AI-powered, community-based senior health and elderly care platform serving China’s aging population. For more information, please visit the Company’s website.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations regarding future events. Investors can identify these statements by words or phrases such as “plans,” “expects,” “intends,” “believes,” “will,” “may,” “could,” “potential,” and similar expressions. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Relations Contact:

WFS Investor Relations Inc.
Connie Kang, Partner
Email: ckang@wfsir.com
Tel: +86 1381 185 7742